

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



04009536

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for February 27, 2004
(Electronic Report, Schedule or Registration Statement of
Which the Documents Are a Part (Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAR 03 2004
THOMSON
FINANCIAL

101658 SASCO 2004-6XS
Form SE re Comp. Mats.

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on **February 27**, 2004.

STRUCTURED ASSET SECURITIES
CORPORATION

By: _____

Name: Daniel E. Israeli
Title: Vice President

101658 SASCO 2004-6XS
Form SE re Comp. Mats.

Page 2 of 33

Exhibit Index

101658 SASCO 2004-6XS
Form SE re Comp. Mats.

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE
COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2004-6XS

101658 SASCO 2004-6XS
Form SE re Comp. Mats.

Page 4 of 33

Yield Table - Bond A4

kkanaan:S04-6XS-CLOSE; A4

Settle as of 02/27/04

Collateral Summary

		Historical:		
Type:	LOAN 6.77			
AM Type:	Fixed	1 Month:	N/A	N/A
WAC:	7.043	3 Month:	N/A	N/A
WAM:	356	6 Month:	N/A	N/A
WALA:	2	12 Month:	N/A	N/A
		Life:	N/A	N/A

Bond Summary

Fixed Coupon:	6.000	Type:	Fixed
Orig Bal:	56,347,000		
Orig Not:	61,470,000		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	

Price	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
				Yield			
103-31	5.20	5.03	4.92	4.69	4.32	4.01	3.72
104-01	5.19	5.01	4.90	4.67	4.29	3.99	3.69
104-03	5.18	5.00	4.88	4.65	4.27	3.96	3.66
104-05	5.17	4.98	4.87	4.63	4.25	3.93	3.63
104-07	5.15	4.97	4.85	4.61	4.22	3.90	3.59
104-09	5.14	4.96	4.84	4.59	4.20	3.87	3.56
104-11	5.13	4.94	4.82	4.57	4.17	3.84	3.53
104-13	5.12	4.93	4.80	4.55	4.15	3.81	3.50
104-15	5.10	4.91	4.79	4.53	4.12	3.78	3.46
104-17	5.09	4.90	4.77	4.51	4.10	3.76	3.43
104-19	5.08	4.88	4.76	4.49	4.08	3.73	3.40
Average Life	5.99	4.83	4.29	3.50	2.70	2.27	1.97
First Pay	05/25/08	08/25/07	04/25/07	09/25/06	03/25/06	12/25/05	09/25/05
Last Pay	12/25/12	09/25/10	12/25/09	10/25/08	09/25/07	12/25/06	07/25/06
Duration	4.923	4.107	3.710	3.099	2.450	2.088	1.832

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0012	1.6481	2.1736	3.0016	4.0325	4.8922
Coupon			1.8750	2.2500	3.0000	4.0000	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.0900	1.1100	1.1200	1.1800	1.4100	2.0006	2.5736	3.0301	3.3941	3.6565	3.9189	4.1151	4.2813	4.4250	4.6550	4.9049	5.2122

Yield Table - Bond M3

kkanaan:S04-6XS-CLOSE; M3
Settle as of 02/27/04

Collateral Summary

		Historical:		
Type:	LOAN 6.77	1 Month:	N/A	N/A
AM Type:	Fixed	3 Month:	N/A	N/A
WAC:	7.043	6 Month:	N/A	N/A
WAM:	356	12 Month:	N/A	N/A
WALA:	2	Life:	N/A	N/A

Bond Summary

Fixed Coupon:	5.650	Type:	Fixed
Orig Bal:	3,310,000		
Orig Not:	4,360,000		
Factor:	1.0000000		
Factor Date:	02/25/04	Next Pmt:	03/25/04
Delay:	24	Cusip:	

Price	75% User_Curve_1	90% User_Curve_1	100% User_Curve_1	120% User_Curve_1	150% User_Curve_1	175% User_Curve_1	200% User_Curve_1
				Yield			
97-27	6.03	6.08	6.11	6.18	6.26	6.31	6.34
97-29	6.02	6.06	6.10	6.16	6.24	6.29	6.32
97-31	6.01	6.05	6.08	6.14	6.22	6.27	6.30
98-01	6.00	6.04	6.07	6.13	6.20	6.25	6.28
98-03	5.99	6.03	6.05	6.11	6.18	6.23	6.25
98-05	5.97	6.01	6.04	6.10	6.16	6.20	6.23
98-07	5.96	6.00	6.03	6.08	6.14	6.18	6.21
98-09	5.95	5.99	6.01	6.06	6.12	6.16	6.19
98-11	5.94	5.98	6.00	6.05	6.11	6.14	6.17
98-13	5.93	5.96	5.99	6.03	6.09	6.12	6.14
98-15	5.92	5.95	5.97	6.01	6.07	6.10	6.12
Average Life	7.31	6.13	5.52	4.60	3.80	3.43	3.23
First Pay	06/25/08	09/25/07	05/25/07	03/25/07	03/25/07	03/25/07	03/25/07
Last Pay	12/25/15	02/25/14	02/25/13	08/25/11	12/25/09	01/25/09	05/25/08
Duration	5.733	4.966	4.549	3.899	3.305	3.024	2.862

Tsy BM	3Mo	6Mo	2YR	3YR	5YR	10YR	30YR
Yield	0.9476	1.0012	1.6481	2.1736	3.0016	4.0025	4.8922
Coupon			1.8750	2.2500	3.0000	4.0000	5.3750

Lib BM	1MO	2MO	3MO	6MO	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	12YR	15YR	30YR
Yield	1.0900	1.1100	1.1200	1.1800	1.4100	2.0006	2.5736	3.0301	3.3941	3.6565	3.9189	4.1151	4.2813	4.4250	4.6650	4.9049	5.2122

$282,147,000 (Approximate)
STRUCTURED ASSET SECURITIES
CORPORATION, SERIES 2004-6XS
SENIOR/SUBORDINATE CERTIFICATES

			\multicolumn{6}{c}{*To 10% Call*}
Class	Approx. Size ($) [1]	Coupon [2]	Est. WAL [3] (yrs.)	Payment Window [3] (mos.)	Expected Initial C/E [4] (%)	Legal Final Maturity	Expected Ratings (Moody's/S&P) [5]
A1A [6][7]	62,013,000	[LIBOR + 0.17%]	1.00	1 - 23	5.85%	March 25, 2034	[[Aaa/AAA]]
A1B [7]	62,013,000	[1.88%]	1.00	1 - 23	5.85%	March 25, 2034	[Aaa/AAA]
A2 [7]	37,352,000	[3.21%]	2.25	23 - 31	5.85%	March 25, 2034	[Aaa/AAA]
A3 [7]	50,000,000	[5.24%]	5.16	31 - 100	5.85%	March 25, 2034	[Aaa/AAA]
A4 [7]	36,426,000	[4.04%]	3.50	31 - 56	5.85%	March 25, 2034	[Aaa/AAA]
A5 [7]	34,343,000	[5.57%]	6.92	56 - 100	5.85%	March 25, 2034	[Aaa/AAA]
A6 [7][8]	31,350,000	[4.61%]	6.41	37 - 100	5.85%	March 25, 2034	[Aaa/AAA]
M1 [7]	8,293,000	[5.06%]	5.54	37 - 100	3.35%	March 25, 2034	[TBD]
M2 [7]	6,635,000	[5.30%]	5.52	37 - 100	1.35%	March 25, 2034	[TBD]
M3 [7]	3,318,000	[5.55%]	4.60	37 - 90	0.35%	March 25, 2034	[TBD]

* The above coupons are the expected values; however they will change and be finalized at pricing.

** The Class A6, M1, M2, and M3 Certificates are not being offered herein.

(1)   Bond sizes are based on the January 1, 2004 collateral balance (as shown on pages 20-27) rolled forward to February 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of $\pm$ 5% in aggregate.

(2)   If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A and A1B Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

(3)   The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4)   The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [3.33%] which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut -Off Date loan principal balance.

(5)   All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6)   Accrued interest will not be applied to the Class A1A and A1B Certificates (i.e., the Class A1A and A1B Certificates will settle flat).

(7)   The Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8)   The Class A6 Certificates are non-accelerating Senior Certificates.

			Est. WAL [3]	Payment Window [3]	Initial C/E [4]	Legal Final	Ratings
Class	Approx. Size ($) [1]	Coupon [2]	(yrs.)	(mos.)	(%)	Maturity	(Moody's/S&P) [5]
A1A [6][7]	62,013,000	[LIBOR + 0.17%]	1.00	1 - 23	5.85%	March 25, 2034	[[Aaa/AAA]]
A1B [7]	62,013,000	[1.88%]	1.00	1 - 23	5.85%	March 25, 2034	[Aaa/AAA]
A2 [7]	37,352,000	[3.21%]	2.25	23 - 31	5.85%	March 25, 2034	[Aaa/AAA]
A3 [7]	50,000,000	[5.24%]	5.87	31 - 230	5.85%	March 25, 2034	[Aaa/AAA]
A4 [7]	36,426,000	[4.04%]	3.50	31 - 56	5.85%	March 25, 2034	[Aaa/AAA]
A5 [7]	34,343,000	[5.57%]	8.38	56 - 230	5.85%	March 25, 2034	[Aaa/AAA]
A6 [7][8]	31,350,000	[4.61%]	6.57	37 - 223	5.85%	March 25, 2034	[Aaa/AAA]
M1 [7]	8,293,000	[5.06%]	5.96	37 - 149	3.35%	March 25, 2034	[TBD]
M2 [7]	6,635,000	[5.30%]	5.69	37 - 127	1.35%	March 25, 2034	[TBD]
M3 [7]	3,318,000	[5.55%]	4.60	37 - 90	0.35%	March 25, 2034	[TBD]

To Maturity

* The above coupons are the expected values; however they will change and be finalized at pricing.

** The Class A6, M1, M2, and M3 Certificates are not being offered herein.

(1) Bond sizes are based on the January 1, 2004 collateral balance (as shown on pages 20-27) rolled forward to February 1, 2004 at the pricing speed of 120% PPC. Subject to a permitted variance of ± 5% in aggregate.

(2) If the optional redemption is not exercised on the first optional redemption date, beginning with the following Distribution Date, the interest rate for each Class A Certificate (other than the Class A1A and A1B Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%, subject to the Net Funds Cap.

(3) The Certificates will be priced assuming 120% of the Prepayment Assumption ("PPC"). 100% of the Prepayment Assumption assumes that, based on the life of the loan, prepayments start at 6% CPR in month one, increase by approximately 1.27% each month to 20% CPR in month 12 and remain at 20% CPR thereafter.

(4) The expected initial credit enhancement percentage includes the target overcollateralization, and will be supplemented by initial excess spread of approximately [3.33%] which will provide additional credit enhancement. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut -Off Date loan principal balance.

(5) All Classes of Senior Certificates are expected to be rated by S&P and Moody's.

(6) Accrued interest will not be applied to the Class A1A and A1B Certificates (i.e., the Class A1A and A1B Certificates will settle flat).

(7) The Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates are the Senior Certificates; Classes M1, M2, and M3 are the Subordinate Certificates.

(8) The Class A6 Certificates are non-accelerating Senior Certificates.

Principal Payment Priority

Prior to the Stepdown Date or whenever a Trigger Event is in effect, all principal will be paid sequentially to the Certificates until the aggregate Certificate Principal Amount equals the Pool Balance for such Distribution Date as follows:

- (I) Concurrently as follows:
  - i. To the Class A6 Certificates, the Class A6 Priority Amount; and
  - ii. Sequentially, as follows:
    1. To the Class A1A and A1B Certificates pro-rata, until reduced to zero;
    2. To the Class A2 Certificates, until reduced to zero;
    3. Concurrently to (x) the Class A3 Certificates and (y) sequentially, to the Class A4 and Class A5 Certificates, in proportion to the principal amounts in (x) and (y), until reduced to zero; and
- (II) Sequentially, to the Class M1, Class M2, and Class M3 Certificates.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first allocated to the Class A Certificates as described in (I) above, so that the Senior Enhancement Percentage equals two times the original Senior Enhancement Percentage. Principal will then be allocated as described in (II) so that the credit enhancement behind each class equals two times the respective initial credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.35% of the Cut-Off Date loan principal balance.

The "Class A6 Priority Amount" for determining distributions of principal to the Class A6 Certificates for any Distribution Date will be equal to the lesser of (i) the Class Principal Amount of the Class A6 Certificates immediately prior to such Distribution Date and (ii) the product of (x) the Senior Principal Distribution Amount, (y) the Class A6 Percentage and (z) the Class A6 Shift Percentage; *provided, however*, if prior to such Distribution Date the aggregate Class Principal Amounts of the Class A1A, A1B, A2, A3, A4, and A5 Certificates have been reduced to zero, the Class A6 Priority Amount will equal 100% of the Senior Principal Distribution Amount.

The "Class A6 Percentage" for any Distribution Date will be equal to the lesser of (i) 100% and (ii) the percentage obtained by dividing (x) the Class Principal Amount of the Class A6 Certificates immediately prior to such date by (y) the aggregate Class Principal Amount of the Class A Certificates immediately prior to such date.

The "Class A6 Shift Percentage" for any Distribution Date occurring prior to the 37th Distribution Date (*i.e.*, March 2007) will be 0%; for the 37th through 60th Distribution Dates, 45%; for the 61st through 72nd Distribution Dates, 80%; for the 73rd through 84th Distribution Dates, 100%; and thereafter, 300%.

The "Principal Remittance Amount" for any Distribution Date will be equal to (a) the sum of (1) all principal collected (other than in connection with Payaheads) or advanced in respect of Scheduled Payments on the Mortgage Loans during the related Collection Period by the related Servicer or the Master Servicer (less related unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee with respect to such Mortgage Loans, to the extent allocable to principal), (2) the principal portion of all prepayments in full or in part received on the Mortgage Loans during the related Prepayment Period, (3) the outstanding principal balance of each Mortgage Loan that was repurchased by the Seller during the related Prepayment Period (less unrelated unreimbursed Advances due to the Master Servicer, any Servicer or the Trustee (solely in its capacity as successor Master Servicer) with respect to such Mortgage Loans, to the extent allocable to principal), (4) the principal portion of any Substitution Amount paid with respect to any replaced Mortgage Loans during the related Prepayment Period allocable to principal, and (5) all Net Liquidation Proceeds, Insurance Proceeds and any other recoveries collected with respect to the Mortgage Loans during the related Prepayment Period, to the extent allocable to principal, minus (b) the percentage of any other costs, expenses or liabilities reimbursable to the Master Servicer, a Servicer or the Trustee from the Interest Remittance Amount and not reimbursed therefrom or otherwise.

The "Senior Principal Distribution Amount" for any Distribution Date will be equal to (a) prior to the Stepdown Date or if a Trigger Event is in effect with respect to such Distribution Date, 100% of the Principal Remittance Amount and (b) on or after the Stepdown Date and as long as a Trigger Event is not in effect, the amount, if any, by which (x) the aggregate Class Principal Amount of the Senior Certificates immediately prior to that Distribution Date exceeds (y) the Senior Target Amount (as defined herein).

The "Senior Target Amount" for any Distribution Date will be equal to the lesser of (a) the product of (i) approximately [88.30%] and (ii) the Pool Balance for such Distribution Date and (b) the amount, if any, by which (i) the Pool Balance for such Distribution Date exceeds (ii) approximately 0.35% of the Cut-Off Date Balance.

The "Stepdown Date" is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Class M1, Class M2, and Class M3 Certificates and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero) and the denominator of which is the aggregate loan balance after giving effect to distributions on that Distribution Date.

Interest Payment Priority

The Interest Rates for Classes A1A, A1B, A2, A3, A4, A5, A6, M1, M2, and M3 for any Accrual Period will equal the lesser of (i) the rates stated or described on pages 1 and 2 and (ii) the Net Funds Cap (as defined herein). Interest for Class A1B, A2, A3, A4, A5, A6, M1, M2, and M3 Certificates will be calculated on a 30/360 basis. Interest for the Class A1A Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for the Class A2, A3, A4, A5, A6, M1, M2, and M3 Certificates on each Distribution Date will be the calendar month immediately preceding the month in which the related Distribution Date occurs. The "Accrual Period" for the Class A1A and Class A1B Certificates for each Distribution Date will be the period beginning on the immediately preceding Distribution Date (or the closing date, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

The interest remittance amount for each Distribution Date will be allocated in the following Priority, to:

(1)   To pay fees including the Servicing Fee and to reimburse the Servicer or Master Servicer for any advances;

(2)   To pay Current Interest and then to pay Carryforward Interest to the Classes A1A, A1B, A2, A3, A4, A5, and A6 Certificates;

(3)   To pay the Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates accrued and unpaid interest on any Deferred Amounts previously allocated to such class, and then to pay any Deferred Amounts previously allocated to such class;

(4)   To pay Current Interest and then to pay Carryforward Interest to Classes M1, M2, and M3 (the "Subordinate Classes"), sequentially;

(5)   To pay the Trustee and the Master Servicer, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6)   Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the Principal Payment Priorities in effect for such Distribution Date, as needed to create or maintain the Overcollateralization Target;

(7)   To pay to the Class A1A, A1B, A2, A3, A4, A5, and A6 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(8)   To pay sequentially to the Class M1, M2, and M3 Certificates any Net Funds Cap Shortfall and Unpaid Net Funds Cap Shortfall amounts;

(9)   Sequentially, to the Class M1, M2, and M3 Certificates any Deferred Amounts;

(10)   To pay the holders of the Class X Certificates; and

(11)   All remaining amounts to the holder of the Class R Certificate.

Current Interest

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount of that Class.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

Interest Rate Cap

An Interest Rate Cap will be purchased by the Trust for the benefit of the Class A1A Certificates to (i) protect against interest rate risk from upward movement in one-month LIBOR and (ii) diminish basis risk associated with the fixed rate mortgage loans. The Interest Rate Cap is not subordinated to losses. The twenty-four month Interest Rate Cap will have a strike rate of [2.75%]. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap will be equal to the following schedule:

Distribution Dates (Months)	Notional Balance for Interest Rate Cap
1	$62,013,000
2	[TBD]
3	[TBD]
4	[TBD]
5	[TBD]
6	[TBD]
7	[TBD]
8	[TBD]
9	[TBD]
10	[TBD]
11	[TBD]
12	[TBD]
13	[TBD]
14	[TBD]
15	[TBD]
16	[TBD]
17	[TBD]
18	[TBD]
19	[TBD]
20	[TBD]
21	[TBD]
22	[TBD]
23	[TBD]
24	[TBD]

On each Payment Date, the cap provider will make payments equal to the product of (a) the excess, if any, of one-month LIBOR for such determination date over the strike rate, (b) the actual number of days in the corresponding accrual period for the transaction divided by 360, and (c) the lesser of the notional balance set forth above and the class principal amount of the Class A1A Certificates. Payments received under the Interest Rate Cap will only be available to benefit the Class A1A Certificates or, in certain cases, the Class X Certificates.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to the product of (x) the weighted average Net Mortgage Rate and (y) with respect to the Class A1A Certificates, a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the other classes of Certificates clause (y) will be equal to 1.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the Servicing Fee Rate.

Net Funds Cap Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class calculated using the rate stated or described on pages 1 and 2 exceeds (b) the amount of interest paid on such class calculated using the Net Funds Cap (such excess, a "Net Funds Cap Shortfall"), that Class will be entitled to the amount of such Net Funds Cap Shortfall and any Unpaid Net Funds Cap Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Net Funds Cap Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Net Funds Cap Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Net Funds Cap Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class M3 Certificates, the Class M2 Certificates, the Class M1 Certificates, and then the Class A Certificates (pro-rata). Any Applied Loss Amounts allocated to the Certificates will become Deferred Amounts (as defined herein). The allocation of losses to a class will result in a write-down of its principal amount and is referred to as an "Applied Loss Amount."

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services Inc. ("Aurora," an affiliate of Lehman Brothers), on any Distribution Date on which the aggregate principal balance of the loans is reduced to less than or equal to 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first available Distribution Date by Aurora, then beginning with the following Distribution Date, the interest rate for each of the Class A Certificates (other than the Class A1A and A1B Certificates) will increase by 0.50% and the interest rate for each Class of Subordinate Certificates will increase by 0.75%.

Origination and Servicing

The majority of the Mortgage Loans were originated by Aurora [61.3%] and FNBN [15.3%]. [70.0%] of the Mortgage Loans are serviced by Aurora.

Credit Enhancement

Subordination

The Senior Certificates will have limited protection by means of the subordination of the Subordinate Classes. The Senior Certificates will have the preferential right to receive interest due to them and principal (if applicable) available for distribution over Classes having a lower priority of distribution. Similarly, the Class M1 Certificates will be senior in right of priority to the Class M2 Certificates and Class M3 Certificates; the Class M2 Certificates will be senior in right of priority to the Class M3 Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the aggregate Certificate Principal Amount exceeds the aggregate loan balance, the Certificates will be reduced by the Applied Loss Amount in inverse order of priority of distribution until the Class M3 Certificates, Class M2 Certificates, Class M1 Certificates, and then the Class A Certificates (pro-rata) have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization). Excess spread will be used to create or maintain the Overcollateralization Target. As of the Closing Date, the aggregate balance of the Certificates is expected to approximately equal the Cut-off Date loan principal balance.

The "Overcollateralization Target" for any Distribution Date (i) prior to the Stepdown Date or if a Trigger event is in effect with respect to such Distribution Date, is equal to approximately 0.35% of the Cut-Off Date loan principal balance and (ii) on or after the Stepdown Date and as long as a Trigger Event is not in effect, is equal to 0.70% of the Pool Balance for such Distribution Date, subject to a floor of 0.35% of the Cut-Off Date loan principal balance.

Trigger Event

A "Trigger Event" with respect to will have occurred with respect to any Distribution Date if (i) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [50%] of the Senior Enhancement Percentage for that Distribution Date or (ii) a Cumulative Loss Trigger Event has occurred.

A "Cumulative Loss Trigger Event" will have occurred with respect to any Distribution Date if the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date loan principal balance, exceeds the applicable percentages described below with respect to such Distribution Date:

Distribution Date	Loss Percentage
March 2007 through February 2008	[1.25%]
March 2008 through February 2009	[1.50%]
March 2009 through February 2010	[2.00%]
March 2010 and thereafter	[2.25%]

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all of the Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the la st day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

A1A	A1B
[Aaa/AAA]	[Aaa/AAA]
LIBOR + 0.17%	1.88%

A2
[Aaa/AAA]
3.21%

A3	A4
	[Aaa/AAA]
	4.04%
[AAA/Aaa]	A5
	[Aaa/AAA]
5.24%	5.57%

A6
[Aaa/AAA]
4.61%

M1
[TBD]
5.06%

M2
[TBD]
5.30%

M3
[TBD]
5.55%

Principal will be paid sequentially to:

1. Class A1A and A1B Certificates (pro-rata)

2. Class A2 Certificates

3. Concurrently to (x) the Class A3 and (y) sequentially, to the Class A4 and Class A5 Certificates, in proportion to the principal amounts in (x) and (y)

Class A6 is a senior non-accelerating class subject to a lock-out period of 36 months with respect to Principal Payments.

For the first 36 months or when a Trigger Event is in effect the Class M1, M2, and M3 Certificates will not receive payments of principal.

Contacts		
MBS Trading and Structuring	Rich McKinney	(212) 526-8320
	Khalil Kanaan	(212) 526-8320
MBS Banking	Joe Kelly	(212) 526-4274
	Brian Lin	(212) 526-0876
	Vanessa Farnsworth	(212) 526-6773
MBS Modeling	Sei-Hyong Park	(212) 526-0203



Summary of Terms

Issuer:	Structured Asset Securities Corporation 2004-6XS
Depositor:	Structured Asset Securities Corporation
Trustee:	U.S. Bank National Association
Master Servicer:	Aurora Loan Services Inc.
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day
Cut-Off Date:	February 1, 2004
Expected Closing Date:	February 27, 2004
Expected Settlement Date:	February 27, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	24 day delay – All Classes (except for Class A1A Certificates, which will have a zero day delay)
First Payment Date:	March 25, 2004
Day Count:	30/360 for all classes (except for the Class A1A Certificates, which will be actual/360)
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.25% of the pool principal balance annually, except for approximately 3.52% of the mortgage loans which have a servicing fee of 0.375% of the pool balance annually.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for the Senior Certificates. Minimum $100,000; increments $1,000 in excess thereof for the Class M1, M2, and M3 Certificates.
SMMEA Eligibility:	All classes, [other than the Class M2 and M3 Certificates, are expected to be SMMEA eligible].
ERISA Eligibility:	The Classes of Senior Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes.

Class A1A Discount Margin (DMs are expressed in basis points)[1][2]

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration	DM	Duration
99-08	67.64	1.47	76.05	1.26	81.50	1.16	92.08	0.99	107.27	0.83	119.3	0.73	130.94	0.65
99-10	63.40		71.10		76.10		85.79		99.71		110.74		121.40	
99-12	59.16		66.16		70.71		79.51		92.16		102.18		111.87	
99-14	54.93		61.23		65.31		73.23		84.61		93.63		102.34	
99-16	50.70		56.30		59.93		66.97		77.08		85.09		92.83	
99-18	46.48	1.48	51.37	1.27	54.55	1.16	60.70	1.00	69.54	0.83	76.55	0.73	83.32	0.66
99-20	42.25		46.45		49.17		54.44		62.02		68.02		73.82	
99-22	38.04		41.53		43.80		48.19		54.50		59.50		64.33	
99-24	33.82		36.61		38.43		41.94		46.99		50.99		54.85	
99-26	29.61		31.70		33.06		35.7		39.48		42.48		45.37	
99-28	25.40	1.48	26.80	1.27	27.70	1.16	29.46	1.00	31.98	0.83	33.98	0.73	35.91	0.66
99-30	21.20		21.90		22.35		23.23		24.49		25.49		26.45	
100-00	17.00		17.00		17.00		17.00		17.00		17.00		17.00	
100-02	12.80		12.11		11.65		10.78		9.52		8.52		7.56	
100-04	8.61		7.22		6.31		4.56		2.04		0.05		-1.88	
100-06	4.42	1.48	2.33	1.27	0.98	1.16	-1.65	1.00	-5.42	0.83	-8.41	0.73	-11.30	0.66
100-08	0.24		-2.55		-4.36		-7.86		-12.89		-16.87		-20.72	
100-10	-3.95		-7.43		-9.68		-14.06		-20.34		-25.32		-30.13	
100-12	-8.13		-12.30		-15.01		-20.25		-27.79		-33.76		-39.53	
100-14	-12.30		-17.17		-20.32		-26.44		-35.23		-42.20		-48.93	
100-16	-16.47	1.49	-22.03	1.27	-25.64	1.17	-32.63	1.00	-42.67	0.83	-50.63	0.74	-58.31	0.66
100-18	-20.64		-26.89		-30.95		-38.81		-50.10		-59.05		-67.69	
100-20	-24.81		-31.75		-36.25		-44.98		-57.53		-67.46		-77.06	
100-22	-28.97		-36.60		-41.55		-51.15		-64.94		-75.87		-86.42	
100-24	-33.12		-41.45		-46.85		-57.32		-72.36		-84.27		-95.78	
WAL	1.49		1.27		1.17		1.00		0.83		0.73		0.66	

[1] Libor =1.10%
[2] To 10% Optional Redemption

Class A2 Yield Table (Yields are expressed in %)[1]

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
99-08	3.39	3.32	3.42	2.79	3.44	2.53	3.48	2.14	3.54	1.73	3.59	1.50	3.64	1.32
99-10	3.37		3.40		3.42		3.45		3.51		3.55		3.59	
99-12	3.36		3.38		3.39		3.42		3.47		3.51		3.54	
99-14	3.34		3.36		3.37		3.39		3.43		3.46		3.50	
99-16	3.32		3.33		3.34		3.37		3.40		3.42		3.45	
99-18	3.30	3.32	3.31	2.79	3.32	2.53	3.34	2.14	3.36	1.73	3.38	1.50	3.40	1.32
99-20	3.28		3.29		3.30		3.31		3.32		3.34		3.35	
99-22	3.26		3.27		3.27		3.28		3.29		3.30		3.31	
99-24	3.24		3.24		3.25		3.25		3.25		3.26		3.26	
99-26	3.22		3.22		3.22		3.22		3.22		3.21		3.21	
99-28	3.20	3.32	3.20	2.79	3.20	2.53	3.19	2.14	3.18	1.74	3.17	1.50	3.16	1.32
99-30	3.19		3.18		3.17		3.16		3.14		3.13		3.12	
100-00	3.17		3.16		3.15		3.13		3.11		3.09		3.07	
100-02	3.15		3.13		3.12		3.10		3.07		3.05		3.02	
100-04	3.13		3.11		3.10		3.07		3.04		3.01		2.98	
100-06	3.11	3.32	3.09	2.80	3.07	2.53	3.04	2.14	3.00	1.74	2.96	1.50	2.93	1.33
100-08	3.09		3.07		3.05		3.02		2.97		2.92		2.88	
100-10	3.07		3.04		3.02		2.99		2.93		2.88		2.84	
100-12	3.05		3.02		3.00		2.96		2.89		2.84		2.79	
100-14	3.04		3.00		2.98		2.93		2.86		2.80		2.74	
100-16	3.02	3.33	2.98	2.80	2.95	2.54	2.90	2.14	2.82	1.74	2.76	1.50	2.69	1.33
100-18	3.00		2.95		2.93		2.87		2.79		2.72		2.65	
100-20	2.98		2.93		2.90		2.84		2.75		2.68		2.60	
100-22	2.96		2.91		2.88		2.81		2.72		2.63		2.55	
100-24	2.94		2.89		2.85		2.78		2.68		2.59		2.51	
WAL	3.57		2.97		2.68		2.25		1.81		1.56		1.37	

[1] To 10% Optional Redemption

16

Class A3 Yield Table (Yields expressed in %)[1]

Price	75PPC		90PPC		100PPC		120PPC		150PPC		175PPC		200PPC	
	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration	Yield	Duration
100-08	5.21	6.79	5.19	5.80	5.18	5.25	5.16	4.35	5.12	3.40	5.09	2.85	5.05	2.42
100-10	5.20		5.18		5.17		5.15		5.10		5.07		5.02	
100-12	5.19		5.17		5.16		5.13		5.09		5.04		5.00	
100-14	5.18		5.16		5.15		5.12		5.07		5.02		4.97	
100-16	5.17		5.15		5.14		5.10		5.05		5.00		4.95	
100-18	5.16	6.80	5.14	5.81	5.12	5.25	5.09	4.35	5.03	3.41	4.98	2.85	4.92	2.42
100-20	5.15		5.13		5.11		5.07		5.01		4.96		4.90	
100-22	5.15		5.12		5.10		5.06		4.99		4.94		4.87	
100-24	5.14		5.11		5.09		5.05		4.98		4.91		4.85	
100-26	5.13		5.10		5.08		5.03		4.96		4.89		4.82	
100-28	5.12	6.81	5.09	5.81	5.07	5.26	5.02	4.36	4.94	3.41	4.87	2.85	4.79	2.42
100-30	5.11		5.08		5.05		5.00		4.92		4.85		4.77	
101-00	5.10		5.07		5.04		4.99		4.90		4.83		4.74	
101-02	5.09		5.06		5.03		4.98		4.89		4.81		4.72	
101-04	5.08		5.05		5.02		4.96		4.87		4.78		4.69	
101-06	5.07	6.82	5.03	5.82	5.01	5.26	4.95	4.36	4.85	3.42	4.76	2.85	4.67	2.43
101-08	5.06		5.02		5.00		4.93		4.83		4.74		4.64	
101-10	5.06		5.01		4.98		4.92		4.81		4.72		4.62	
101-12	5.05		5.00		4.97		4.90		4.80		4.70		4.59	
101-14	5.04		4.99		4.96		4.89		4.78		4.68		4.57	
101-16	5.03	6.82	4.98	5.82	4.95	5.27	4.88	4.36	4.76	3.42	4.65	2.86	4.54	2.43
101-18	5.02		4.97		4.94		4.86		4.74		4.63		4.52	
101-20	5.01		4.96		4.93		4.85		4.72		4.61		4.49	
101-22	5.00		4.95		4.91		4.83		4.71		4.59		4.47	
101-24	4.99		4.94		4.90		4.82		4.69		4.57		4.44	
WAL	8.91		7.30		6.46		5.16		3.90		3.19		2.67	

[1] To 10% Optional Redemption

Class A4 Yield Table (Yields are expressed in %)[1]

Price	75PPC Yield	75PPC Duration	90PPC Yield	90PPC Duration	100PPC Yield	100PPC Duration	120PPC Yield	120PPC Duration	150PPC Yield	150PPC Duration	175PPC Yield	175PPC Duration	200PPC Yield	200PPC Duration
99-08	4.17	5.20	4.19	4.29	4.20	3.85	4.22	3.19	4.27	2.50	4.30	2.12	4.33	1.85
99-10	4.15		4.17		4.18		4.21		4.24		4.27		4.30	
99-12	4.14		4.16		4.17		4.19		4.22		4.24		4.27	
99-14	4.13		4.14		4.15		4.17		4.19		4.21		4.23	
99-16	4.12		4.13		4.13		4.15		4.17		4.18		4.20	
99-18	4.11	5.20	4.11	4.29	4.12	3.86	4.13	3.20	4.14	2.51	4.15	2.12	4.16	1.86
99-20	4.09		4.10		4.10		4.11		4.12		4.12		4.13	
99-22	4.08		4.08		4.09		4.09		4.09		4.09		4.10	
99-24	4.07		4.07		4.07		4.07		4.07		4.07		4.06	
99-26	4.06		4.06		4.05		4.05		4.04		4.04		4.03	
99-28	4.05	5.20	4.04	4.29	4.04	3.86	4.03	3.20	4.02	2.51	4.01	2.13	4.00	1.86
99-30	4.03		4.03		4.02		4.01		3.99		3.98		3.96	
100-00	4.02		4.01		4.00		3.99		3.97		3.95		3.93	
100-02	4.01		4.00		3.99		3.97		3.94		3.92		3.90	
100-04	4.00		3.98		3.97		3.95		3.92		3.89		3.86	
100-06	3.99	5.21	3.97	4.30	3.96	3.86	3.93	3.20	3.89	2.51	3.86	2.13	3.83	1.86
100-08	3.97		3.95		3.94		3.91		3.87		3.83		3.80	
100-10	3.96		3.94		3.92		3.89		3.84		3.80		3.76	
100-12	3.95		3.92		3.91		3.87		3.82		3.77		3.73	
100-14	3.94		3.91		3.89		3.85		3.79		3.74		3.70	
100-16	3.93	5.21	3.90	4.30	3.88	3.86	3.83	3.20	3.77	2.51	3.71	2.13	3.66	1.86
100-18	3.92		3.88		3.86		3.82		3.74		3.68		3.63	
100-20	3.90		3.87		3.84		3.80		3.72		3.66		3.60	
100-22	3.89		3.85		3.83		3.78		3.69		3.63		3.56	
100-24	3.88		3.84		3.81		3.76		3.67		3.60		3.53	
WAL	6.00		4.83		4.29		3.50		2.70		2.27		1.97	

[1] To 10% Optional Redemption

Class A5 Yield Table (Yields are expressed in %)[1]

Price	75PPC Yield	75PPC Duration	90PPC Yield	90PPC Duration	100PPC Yield	100PPC Duration	120PPC Yield	120PPC Duration	150PPC Yield	150PPC Duration	175PPC Yield	175PPC Duration	200PPC Yield	200PPC Duration
100-08	5.56	8.52	5.55	7.41	5.54	6.73	5.52	5.57	5.49	4.36	5.46	3.61	5.43	3.02
100-10	5.56		5.54		5.53		5.51		5.48		5.45		5.41	
100-12	5.55		5.53		5.52		5.50		5.46		5.43		5.39	
100-14	5.54		5.53		5.52		5.49		5.45		5.41		5.37	
100-16	5.53		5.52		5.51		5.48		5.44		5.39		5.35	
100-18	5.53	8.53	5.51	7.42	5.50	6.74	5.47	5.58	5.42	4.37	5.38	3.62	5.33	3.02
100-20	5.52		5.50		5.49		5.46		5.41		5.36		5.31	
100-22	5.51		5.49		5.48		5.45		5.39		5.34		5.29	
100-24	5.50		5.48		5.47		5.43		5.38		5.33		5.27	
100-26	5.50		5.48		5.46		5.42		5.37		5.31		5.25	
100-28	5.49	8.54	5.47	7.42	5.45	6.74	5.41	5.58	5.35	4.37	5.29	3.62	5.23	3.03
100-30	5.48		5.46		5.44		5.40		5.34		5.28		5.20	
101-00	5.48		5.45		5.43		5.39		5.32		5.26		5.18	
101-02	5.47		5.44		5.42		5.38		5.31		5.24		5.16	
101-04	5.46		5.43		5.41		5.37		5.29		5.22		5.14	
101-06	5.45	8.54	5.43	7.43	5.41	6.75	5.36	5.59	5.28	4.37	5.21	3.62	5.12	3.03
101-08	5.45		5.42		5.40		5.35		5.27		5.19		5.10	
101-10	5.44		5.41		5.39		5.34		5.25		5.17		5.08	
101-12	5.43		5.40		5.38		5.32		5.24		5.16		5.06	
101-14	5.42		5.39		5.37		5.31		5.22		5.14		5.04	
101-16	5.42	8.55	5.39	7.44	5.36	6.75	5.30	5.59	5.21	4.38	5.12	3.63	5.02	3.03
101-18	5.41		5.38		5.35		5.29		5.20		5.11		5.00	
101-20	5.40		5.37		5.34		5.28		5.18		5.09		4.98	
101-22	5.40		5.36		5.33		5.27		5.17		5.07		4.96	
101-24	5.39		5.35		5.32		5.26		5.15		5.06		4.94	
WAL	12.00		9.93		8.76		6.92		5.17		4.17		3.41	

[1] To 10% Optional Redemption

SASCO 2004-6XS Collateral Summary*

Total Number of Loans	1,516	Occupancy Status		
Total Outstanding Loan Balance	$334,590,772	Primary Home		77.9%
Average Loan Principal Balance	$220,706	Investment		18.9%
Prepayment Penalty	49.27%	Second Home		3.2%
Weighted Average Coupon	7.080%			
Weighted Average Original Term (mo.)	358			
Weighted Average Remaining Term (mo.)	356	Geographic Distribution		
Weighted Average Loan Age (mo.)	2	(Other states account individually for less than		
Non-Zero Weighted Average Original LTV	77.49%	5% of the Cut-off Date principal balance.)		
Original LTV >80 and no MI (whole pool)	1.99%	CA		27.3%
Non-Zero Weighted Average FICO	696	FL		8.8%
		NY		8.1%
Prepayment Penalty (years)				
None	50.73%	Lien Position		
0.001 - 1.000	8.64%	First		100.0%
1.001 - 2.000	1.33%			
2.001 - 3.000	9.72%			
4.001 - 5.000	29.58%			

*   The Mortgage Loan collateral tables shown have a cut-off date of January 1, 2004 for illustration purposes. The actual cut-off date for the deal will be February 1, 2004.

Collateral Characteristics

Collateral characteristics are listed below as of the cut-off date*

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.01 - 50,000.00	44	1,769,048.68	0.53
50,000.01 - 100,000.00	372	28,441,280.07	8.50
100,000.01 - 150,000.00	303	37,773,721.78	11.29
150,000.01 - 200,000.00	260	45,222,583.40	13.52
200,000.01 - 250,000.00	114	25,878,976.62	7.73
250,000.01 - 300,000.00	83	22,810,714.30	6.82
300,000.01 - 350,000.00	62	20,370,953.39	6.09
350,000.01 - 400,000.00	71	26,742,580.51	7.99
400,000.01 - 450,000.00	45	19,203,389.58	5.74
450,000.01 - 500,000.00	53	25,473,106.10	7.61
500,000.01 - 550,000.00	17	8,928,481.26	2.67
550,000.01 - 600,000.00	16	9,166,087.45	2.74
600,000.01 - 650,000.00	25	15,984,332.67	4.78
650,000.01 - 700,000.00	4	2,777,596.03	0.83
700,000.01 - 750,000.00	13	9,557,113.12	2.86
750,000.01 - 800,000.00	2	1,575,600.00	0.47
800,000.01 - 850,000.00	6	4,993,644.18	1.49
850,000.01 - 900,000.00	9	8,002,789.85	2.39
900,000.01 - 950,000.00	2	1,866,500.00	0.56
950,000.01 - 1,000,000.00	6	5,922,859.42	1.77
1,000,000.01 - 1,250,000.00	3	3,337,922.01	1.00
1,250,000.01 - 1,500,000.00	5	7,044,991.69	2.11
1,500,000.01 - 1,750,000.00	1	1,746,500.00	0.52
Total:	1,516	334,590,772.11	100.00

Minimum: $25,610
Maximum: $1,746,500
Average: $220,706

* The Mortgage Loan collateral tables shown have a cut-off date of January 1, 2004 for illustration purposes. The actual cut-off date for the deal will be February 1, 2004.

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
5.00001 - 5.50000	4	597,556.48	0.18
5.50001 - 6.00000	72	11,757,294.09	3.51
6.00001 - 6.50000	296	77,870,832.68	23.27
6.50001 - 7.00000	363	97,642,993.71	29.18
7.00001 - 7.50000	336	66,393,426.14	19.84
7.50001 - 8.00000	262	44,784,654.39	13.38
8.00001 - 8.50000	137	26,291,079.72	7.86
8.50001 - 9.00000	26	6,738,568.19	2.01
9.00001 - 9.50000	12	1,964,690.87	0.59
9.50001 - 10.00000	2	202,578.20	0.06
10.00001 - 10.50000	6	347,097.64	0.10
Total:	**1,516**	**334,590,772.11**	**100.00**

Minimum: 5.125%
Maximum: 10.500%
Weighted Average: 7.080 %

* The Mortgage Loan collateral tables shown have a cut-off date of January 1, 2004 for illustration purposes. The actual cut-off date for the deal will be February 1, 2004.

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
171 - 180	32	3,044,985.43	0.91
181 - 240	4	882,458.84	0.26
241 - 300	1	59,664.15	0.02
301 - 360	1,479	330,603,663.69	98.81
Total:	1,516	334,590,772.11	100.00

Minimum:	180
Maximum:	360
Weighted Average:	358

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0 - 180	32	3,044,985.43	0.91
181 - 240	4	882,458.84	0.26
241 - 360	1,480	330,663,327.84	98.83
Total:	1,516	334,590,772.11	100.00

Minimum:	174
Maximum:	360
Weighted Average:	356

The Mortgage Loan collateral tables shown have a cut-off date of January 1, 2004 for illustration purposes. The actual cut-off date for the deal will be February 1, 2004.

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Original Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
10.001 - 20.000	3	739,916.47	0.22
20.001 - 30.000	3	399,000.00	0.12
30.001 - 40.000	29	7,484,733.81	2.24
40.001 - 50.000	35	9,159,269.19	2.74
50.001 - 60.000	63	20,320,486.82	6.07
60.001 - 70.000	189	61,839,512.96	18.48
70.001 - 80.000	529	115,879,132.81	34.63
80.001 - 90.000	291	53,647,797.62	16.03
90.001 - 100.000	374	65,120,922.43	19.46
Total:	1,516	334,590,772.11	100.00

Non-Zero Minimum: 11.82%
Maximum: 100.00%
Non-Zero Weighted Average: 77.49%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
<= 0	12	2,454,408.77	0.73
581 - 600	10	1,297,787.73	0.39
601 - 620	24	5,405,637.96	1.62
621 - 640	155	35,028,135.12	10.47
641 - 660	181	42,536,496.98	12.71
661 - 680	252	58,849,864.23	17.59
681 - 700	195	36,468,171.69	10.90
701 - 720	223	48,081,987.00	14.37
721 - 740	172	38,653,378.64	11.55
741 - 760	131	31,682,852.95	9.47
761 - 780	106	23,850,231.32	7.13
781 - 800	49	9,022,236.27	2.70
801 - 820	6	1,259,583.45	0.38
Total:	1,516	334,590,772.11	100.00

Non-Zero Minimum: 591
Maximum: 819
Non-Zero Weighted Average: 696

* The Mortgage Loan collateral tables shown have a cut-off date of January 1, 2004 for illustration purposes. The actual cut-off date for the deal will be February 1, 2004.

24

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Purchase	759	152,589,037.81	45.60
Cash Out Refinance	601	147,703,262.92	44.14
Rate/Term Refinance	155	34,009,964.27	10.16
Construction Permanent	1	288,507.11	0.09
Total:	1,516	334,590,772.11	100.00

Property Type

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Single Family	951	205,334,489.47	61.37
2-4 Family	218	54,846,395.89	16.39
PUD	195	46,223,099.43	13.81
Condo	124	24,340,197.12	7.27
Coop	6	2,002,750.00	0.60
Manufactured Housing	22	1,843,840.20	0.55
Total:	1,516	334,590,772.11	100.00

* The Mortgage Loan collateral tables shown have a cut-off date of January 1, 2004 for illustration purposes. The actual cut-off date for the deal will be February 1, 2004.

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

States – Top 10			
	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
CA	251	91,222,690.76	27.26
FL	171	29,507,820.30	8.82
NY	81	27,241,664.10	8.14
TX	107	15,853,295.07	4.74
NJ	52	14,845,263.45	4.44
MA	57	14,760,305.81	4.41
CO	52	13,291,704.57	3.97
GA	86	10,769,331.48	3.22
IL	47	9,827,211.37	2.94
VA	40	9,568,126.19	2.86
Other	572	97,703,359.01	29.20
Total:	**1,516**	**334,590,772.11**	**100.00**

The Mortgage Loan collateral tables shown have a cut-off date of January 1, 2004 for illustration purposes. The actual cut-off date for the deal will be February 1, 2004.

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the cut-off date*

Prepayment Penalty in Years

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
0.000	881	169,731,833.79	50.73
0.500	26	9,503,088.85	2.84
0.583	10	2,338,529.87	0.70
0.667	5	1,526,328.61	0.46
1.000	68	15,546,658.20	4.65
2.000	29	4,456,909.89	1.33
3.000	155	32,510,752.71	9.72
5.000	342	98,976,670.19	29.58
Total:	**1,516**	**334,590,772.11**	**100.00**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Pool Principal Balance
Limited	546	132,001,801.24	39.45
No Documentation	608	124,561,345.08	37.23
Full	240	48,133,851.63	14.39
No Ratio	122	29,893,774.16	8.93
Total:	**1,516**	**334,590,772.11**	**100.00**

* The Mortgage Loan collateral tables shown have a cut-off date of January 1, 2004 for illustration purposes. The actual cut-off date for the deal will be February 1, 2004.